Dolly Varden Silver's Step-Out Drilling at Homestake Ridge
Discovers New, High-Grade Gold Zone: 79.49 g/t Au over
12.45m, including 1,335 g/t Au over 0.68m

VANCOUVER, BC, February 12, 2024 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (the "Company" or "Dolly Varden") is pleased to announce 2023 step-out drilling at the Homestake Ridge property intersected a new gold-rich zone, to the northwest from the Homestake Silver Deposit.

Highlights of Homestake Silver step-outs to the northwest include: (intervals shown are core length**):

  HR23-389:    79.49 g/t Au and 60 g/t Ag (80.21 g/t AuEq*) over 12.45 meters including 1,335 g/t Au*** and 781 g/t Ag (1,344.42 g/t AuEq*) over 0.68 meters within a broad mineralized zone grading 15.26 g/t Au and 20.05 g/t Ag (15.50 g/t AuEq*) over 66.50 meters.
  HR23-399:    2.68 g/t Au and 20 g/t Ag (2.92 g/t AuEq*) over 57.70 meters including two high grade zones; 43.10 g/t Au and 66 g/t Ag (43.90 g/t AuEq*) over 1.01 meters and 40.33 g/t Au and 418 g/t Ag (45.37 g/t Au Eq**) over 1.75 meters.
  HR23-410:    10.17 g/t Au over 6.61 meters including 50.70 g/t Au over 0.62 meters.

Highlights from Homestake Main infill drilling below high-grade plunge, include (intervals shown are core length**):

  HR23-374:    22.60 g/t Au over 0.67 meters, 18.75 g/t Au over 2.00 meters and 10.15 g/t Au over 1.00 meters in separate vein breccias included in a wider mineralized envelope grading 1.22 g/t Au and 1.90 g/t Ag (1.24 g/t AuEq*) over 83.51 meters.
  HR23-386:    18.14 g/t Au and 30 g/t Ag (18.51 g/t AuEq*) over 2.50 meters including 69.9 g/t Au and 42 g/t Ag (70.41 g/t AuEq*) over 0.50 meters.
  HR23-390:  129.00 g/t Au and 218 g/t Ag (131.63 g/t AuEq*) over 0.50 meters in a vein breccia included in a wider mineralized envelope grading 1.92 g/t Au and 3.58 g/t Ag (1.96 g/t AuEq*) over 50.30 meters.

*AuEq and AgEq are calculated using $US1650/oz Au, $US20/oz Ag

**Estimated true widths vary depending on intersection angles and range from 50% to 85% of core lengths.

***Determined using metallic screen fire assay on 1.0 kg split

"Whether we discover new zones of high-grade gold at Homestake Ridge or expand the large, wide and high-grade silver deposits at Wolf and Torbrit, drilling continues to deliver results from the premier, undeveloped gold-silver trend in Canada." said Shawn Khunkhun, CEO of Dolly Varden Silver.

"The new high-grade gold and silver mineralization encountered in step out drilling to the northwest of Homestake Silver represents a significant breakthrough in further defining, upgrading and expanding the mineralization at Homestake Ridge." said Rob van Egmond, Vice-President Exploration." This new zone remains open to the northwest, projecting towards the Homestake Main Deposit."

This release includes the remaining drill results from 48 drill holes from the 2023 drill program at the 100%-owned Kitsault Valley Project that includes the Homestake Ridge and Dolly Varden properties in BC's Golden Triangle. Reporting 26 drill holes at Homestake Main (11,054.90m), four drill holes (2,478.00m) from the new gold-rich zone at the Homestake Silver northwestern extension, and six exploration drill holes on the Homestake Ridge property (1,627.00m). In addition, twelve holes (6,971.00m) from the Dolly Varden property including the North Star, Red Point and Wolf areas are reported in this release.

Homestake Silver Step-Out Drilling

The high-grade gold and silver intersections in holes HR23-389 and HR23-399 are horizontally separated by approximately 40m and are interpreted to be a new gold zone extending northwest, at depth towards the Homestake Main deposit. Deeper in these holes a second, targeted mineralized envelope was encountered. In longitudinal section, the new gold zone overlaps parallel with the known mineralized envelopes approximately 50 meters to the east (Figure 5). This zone remains open to the northwest below historic drilling. Drilling in 2024 will target a 350m long gap between the Homestake Silver and Homestake Main Deposits to expand this new zone.

Drill hole HR23-410 is a 75-meter step-out from previously released holes HR23-395 and 398 (January 4th, 2024 release) and represents an extension of the higher grade veins to depth and below the wide, higher grade plunge.

The dip of drill hole HR23-394 steepened due to hole deviation more than anticipated and remained in the footwall to mineralized zones.

Figure 1. Location in this release along Dolly Varden's Kitsault Valley trend

Homestake Main Drilling

The objective of drilling during 2023 at the Homestake Main and Homestake Silver deposits was to expanded multiple, subparallel mineralized zones and to upgrade Inferred Mineral Resources in the projected plunge of the wider, higher-grade zone.  The drilling completed in 2023 at Homestake Main was primarily resource expansion drilling, targeting both down dip and along strike from current Mineral Resources.

At Homestake Main, the 2023 drilling tested the depth extent of the structural corridor that hosts the mineralization and infilled in areas of higher grades. Drill hole HR23-374 is located approximately 200m down dip from the modelled wide, high-grade plunge, planned as a depth test at the bottom edge of the known mineralized envelope.

Drilling along the northwest projection of the Homestake Main zone intersected the structural corridor and associated alteration but with a decrease in vein stockwork and vein breccias density.

Homestake Ridge Exploration Drilling

Four exploration drill holes (HR23-417, 420, 421 and 424) tested two parallel, northwest trending  structures located 300 metres and 600 meters to the west of the Homestake Silver deposit. HR23-424 tested the Fox Reef, a parallel structure approximately 900 meters to the southwest. Numerous veins and breccias were intersected with lower grade gold values (Table 3). Another two drill holes (HR23-422 and 423) tested the Dilly - Rambler exploration target 1,500m to the south of Homestake Silver.  Although zones of QSP alteration and structures of interest were intersected, no significant precious metal grades were returned from the samples in these holes.

The Homestake Ridge deposits are interpreted as a structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton Volcanic rocks. Mineralization consists of pyrite and chalcopyrite in a breccia matrix within a silica breccia vein system and quart-carbonate veining (Figure 3). The northwest orientation of the main Homestake structural trend appears to have numerous subparallel internal structures that are interpreted to form the controls for higher grade gold and silver shoots within a broader low-grade (>0.1 g/t Au) zone at the Homestake Main deposit. The main structural corridor dips steeply to the northeast at Homestake Main and rolls to steeply Southwest at Homestake Silver (see Figure 2 and 5).

Figure 2. Long Section of Homestake Silver and Main. Modelled mineralized envelope from resource in Red (looking southwest)

Figure 3. Drill hole HR23-389 at the gold zone from the Homestake Silver deposit hosting quartz carbonate vein and stockwork with high-grade gold and silver mineralization.

Figure 4. Location of 2023 Drill holes at Homestake Main and northwest step outs at Homestake Silver in this release. Plan View with Current Mineral Resource block model in grey, primarily of Inferred Classification

HOMESTAKE SILVER
SECTION 900 NWS (Looking Northwest)
DOLLY VARDEN
SILVER CORP
A
B
HR23-389: New Gold Zone
79.49 g/t Au over 12.45m incl.
1335 g/t Au, 781 g/t Ag over 0.68m
HR23-399:
43.10 g/t Au over 1.01m
HR23-389: Lower Zone
13.70 g/t Au over 1.25m
13.65 g/t Au over 1.02m
HR23-399:
40.33 g/t Au, 418 g/t Ag
over 1.75m
New mineralized envelope of Gold Zone at north Homestake Silver
North modelled mineralized envelope from Current Resource
HR23389
HR23399
HR23394
LEGEND
0.1 - 0.5 g/t AuEq
0.5 - 2.0 g/t AuEq
2.0 - 5.0 g/t AuEq
5.0 - 10 g/t AuEq
>10 g/t AuEq
0m
50m
100m
800.0Y
500.0Y
400.0Y
200.0X
300.0X
400.0X

Figure 5. Homestake Silver northwest extension Cross Section (A-B) with 2023 and previous drill holes

Table 1.    Completed Drill Hole Assays from the Homestake Silver Deposit Northern Extension drilling

Hole ID	From (m)	To (m)	Length (m)**	Au (g/t)	Ag (g/t)	Cu (%)	AuEq*	AgEq*
HR23-389	329.50	369.93	40.43	0.11	67	0.00	0.91	76
including	366.00	368.00	2.00	0.52	559	0.03	7.26	602
including	367.00	368.00	1.00	0.99	996	0.04	13.00	1078
New Au Zone	377.50	444.00	66.50	15.26	20	0.01	15.50	1285
including	401.00	413.45	12.45	79.49	60	0.01	80.21	6649
including	409.90	410.58	0.68	1335***	781	0.01	1344.42	111440
Lower Zone	503.07	550.35	47.28	1.22	1	0.01	1.23	102
including	510.60	511.85	1.25	13.70	4	0.01	13.75	1140
including	522.77	523.37	0.60	8.53	4	0.01	8.57	711
including	525.79	526.81	1.02	13.65	6	0.01	13.72	1137
HR23-394	416.50	421.50	5.00	0.52	14	0.02	0.69	57
including	416.50	417.50	1.00	2.10	26	0.03	2.42	200
and	484.00	486.00	2.00	2.20	50	0.02	2.79	231
HR23-399 New Au Zone	377.90	435.60	57.70	2.68	20	0.02	2.92	242
including	396.24	397.25	1.01	43.10	66	0.23	43.90	3639
including	413.00	414.75	1.75	40.33	418	0.13	45.37	3761
and	446.80	452.00	5.20	1.40	5	0.02	1.46	121
Lower Zone	545.10	570.00	24.90	0.36	NSV		0.36	30
HR23-410	329.35	329.85	0.50	0.12	1215	0.04	14.77	1225
and	329.85	330.35	0.50	0.06	192	0.41	2.37	197
75m Step out	566.11	572.72	6.61	10.17	7	0.03	10.25	850
including	567.58	571.47	3.89	16.81	10	0.04	16.93	1403
including	567.58	568.20	0.62	50.70	26	0.08	51.01	4229
including	570.00	571.47	1.47	15.30	9	0.05	15.41	1277

Table 2. Completed Drill Hole Assays from the Homestake Main Deposit Area

Hole ID	From (m)	To (m)	Length (m)**	Au (g/t)	Ag (g/t)	Cu (%)	AuEq*	AgEq*
HR23-367	295.75	304.80	9.05	1.66	1	0.01	1.68	139
including	299.96	300.80	0.84	3.16	2	0.03	3.19	264
including	301.32	301.82	0.50	19.80	11	0.06	19.94	1652
HR23-368	186.90	188.90	2.00	0.18	NSV		0.18	15
and	207.70	212.95	5.25	0.17	NSV		0.17	14
HR23-369	204.00	211.00	7.00	0.60	NSV		0.60	50
including	231.07	231.62	0.55	0.83	4	0.01	0.88	73
and	294.50	317.34	22.84	0.37	NSV		0.37	31
including	313.19	314.50	1.31	3.31	18	0.00	3.52	292
HR23-370	288.00	295.00	7.00	1.65	2	0.01	1.67	139
including	293.00	295.00	2.00	4.83	5	0.01	4.89	405
HR23-371	323.00	323.50	0.50	1.45	NSV		1.45	120
HR23-372	234.36	258.50	24.14	0.87	1	0.04	0.88	73
including	246.50	250.50	4.00	3.58	3	0.10	3.61	299
including	257.70	258.50	0.80	1.05	7	0.52	1.13	94
HR23-373	341.00	343.00	2.00	0.45	NSV		0.45	37
HR23-374	261.03	344.54	83.51	1.22	2	0.04	1.24	103
including	268.48	269.15	0.67	22.60	10	0.17	22.72	1883
including	311.00	313.00	2.00	18.75	8	0.22	18.85	1562
including	321.00	322.00	1.00	10.15	9	0.09	10.26	850
HR23-375	234.00	237.18	3.18	0.14	2	0.01	0.17	14
HR23-376	402.09	409.13	7.04	0.97	1	0.05	0.98	81
including	408.32	409.13	0.81	5.29	5	0.32	5.35	444
HR23-377	475.75	477.26	1.51	0.32	4	0.04	0.37	31
HR23-378	523.55	526.00	2.45	0.36	NSV		0.36	30
and	569.85	571.46	1.61	0.45	NSV		0.45	37
HR23-379	264.00	293.00	29.00	0.47	1	0.02	0.49	40
including	284.88	286.50	1.62	4.96	14	0.25	5.13	425
and	299.75	315.35	15.60	0.29	NSV		0.29	24
and	387.00	416.00	29.00	0.38	NSV		0.38	31
including	395.00	399.50	4.50	0.80	NSV		0.80	66
including	403.00	406.00	3.00	0.92	NSV		0.92	76
HR23-380	420.44	446.00	25.56	0.25	0	0.00	0.25	21
HR23-381	259.97	277.00	17.03	0.56	12	0.03	0.71	59
including	265.24	265.89	0.65	3.38	111	0.41	4.72	391
including	268.02	268.61	0.59	1.30	4	0.00	1.35	112
HR23-382	312.00	394.41	82.41	0.26	NSV	0.02	0.26	22
including	324.60	325.12	0.52	3.33	4	0.44	3.38	280
including	359.50	360.22	0.72	1.95	13	0.48	2.11	175
and	404.00	434.00	30.00	0.38	NSV	0.01	0.38	31
including	426.30	427.12	0.82	4.86	21	0.32	5.11	424

Table 2 con't.    Completed Drill Hole Assays from the Homestake Main Deposit Area

Hole ID	From (m)	To (m)	Length (m)**	Au (g/t)	Ag (g/t)	Cu (%)	AuEq*	AgEq*
HR23-383	166.08	168.00	1.92	0.86	39	0.00	1.33	110
HR23-384	338.12	371.10	32.98	0.31	1	0.01	0.33	27
and	391.00	444.00	53.00	0.30	1	0.00	0.31	26
HR23-385	485.67	515.05	29.38	0.25	2	0.07	0.27	22
and	510.00	510.70	0.70	0.93	15	0.63	1.11	92
HR23-386	156.69	208.95	52.26	1.47	25	0.13	1.78	147
including	159.00	160.00	1.00	1.35	969	0.09	13.04	1081
including	161.00	163.50	2.50	18.14	30	0.24	18.51	1534
including	161.00	161.50	0.50	69.90	42	0.18	70.41	5836
including	183.90	190.00	6.10	2.19	16	0.91	2.39	198
HR23-387	146.84	190.10	43.26	0.62	6	0.13	0.69	57
including	150.00	150.50	0.50	6.18	10	0.16	6.31	523
including	166.00	168.65	2.65	2.54	35	1.68	2.96	246
including	189.10	189.60	0.50	2.62	1	0.11	2.64	219
HR23-388	211.90	229.50	17.60	1.00	4	0.14	1.04	86
including	213.86	215.00	1.14	1.90	17	0.93	2.10	174
including	219.48	220.20	0.72	7.80	8	0.13	7.90	655
including	221.50	222.00	0.50	1.03	9	0.16	1.14	94
including	225.60	228.40	2.80	2.05	4	0.14	2.10	174
and	372.50	381.50	9.00	1.76	3	0.13	1.80	149
including	373.38	373.88	0.50	28.80	47	2.23	29.37	2434
HR23-390	167.70	218.00	50.30	1.92	4	0.03	1.96	162
including	169.68	170.18	0.50	129.00	218	1.09	131.63	10911
including	173.95	174.45	0.50	5.59	8	0.13	5.68	471
including	206.00	207.00	1.00	2.72	1	0.00	2.73	227
including	216.00	218.00	2.00	2.12	5	0.03	2.18	180
HR23-391	159.00	167.50	8.50	0.12	NSV		0.12	10
and	232.00	239.55	7.55	1.22	5	0.14	1.28	106
including	234.00	236.55	2.55	3.29	11	0.36	3.43	284
and	246.04	306.90	60.86	0.72	3	0.09	0.76	63
including	246.04	246.61	0.57	3.56	40	0.12	4.04	335
including	254.48	273.30	18.82	1.52	4	0.14	1.56	130
including	304.70	305.20	0.50	13.55	50	0.27	14.15	1173
and	324.00	346.20	22.20	0.26	0	0.02	0.27	22
including	331.80	332.30	0.50	3.96	5	0.84	4.03	334
HR23-392	113.00	119.00	6.00	0.45	47	0.02	1.01	84

Table 3.    Completed Drill Hole Assays from the Homestake Ridge Property Exploration

Hole ID	From (m)	To (m)	Length (m)**	Au (g/t)	Ag (g/t)	Cu (%)	AuEq*	AgEq*
HR23-422	193.00	194.17	1.17	0.36	24	0.13	0.65	54
HR23-424	10.00	17.00	7.00	0.27	NSV
HR23-424	12.00	13.16	1.16	1.06	9		1.17	97
and	23.25	23.75	0.50	5.72	22	0.40	5.98	496
and	95.20	95.70	0.50	0.54	20		0.79	65
and	196.05	196.66	0.61	1.76	2		1.79	148
and	199.35	199.85	0.50	1.97	3		2.00	166
and	249.35	249.93	0.58	1.84	2		1.86	154
HR23-423	168.60	169.70	1.10	1.52	1		1.53	127
and	246.75	247.75	1.00	0.78	NSV		0.78	65
HR23-420	NSV
HR23-421	97.60	206.00	108.40	0.11	NSV		0.112	9
HR23-417	156.20	161.20	5.00	0.98	NSV		0.978	81
including	158.20	159.20	1.00	2.09	NSV		2.09	173

*AuEq and AgEq are calculated using $US1650/oz Au, $US20/oz Ag.

**Estimated true widths vary depending on intersection angles and range from 50% to 90% of core lengths

***Determined using metallic screen fire assay on 1.0kg

Table 4. Drill Hole Collar Locations for 2023 Homestake Ridge drill holes in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR23-367	462840	6179693	952	211	-58	351.00
HR23-368	462840	6179693	952	202	-68	402.00
HR23-369	463071	6179531	927	237	-55	414.00
HR23-370	462840	6179693	952	226	-56	324.90
HR23-371	462771	6179849	1091	200	-75	589.00
HR23-372	463071	6179531	927	235	-62	390.00
HR23-373	462840	6179693	952	230	-68	450.00
HR23-374	463166	6179562	895	232	-53	441.00
HR23-375	462771	6179849	1091	200	-62	582.00
HR23-376	462897	6179729	964	140	-65	609.00
HR23-377	463166	6179562	895	232	-71	552.00
HR23-378	462771	6179849	1091	200	-73	609.00
HR23-379	463015	6179634	918	210	-59	450.00
HR23-380	463132	6179539	914	221	-70	501.00
HR23-381	462794	6179271	1116	106	-45	402.00
HR23-382	463075	6179672	902	212	-55	450.00
HR23-383	463129	6179330	986	220	-53	285.00
HR23-384	463132	6179539	914	205	-66	501.00
HR23-385	462897	6179729	964	240	-74	600.00

HR23-386	463120	6179391	969	223	-57	300.00
HR23-387	463120	6179391	969	231	-52	306.00
HR23-388	463133	6179500	925	223	-47	399.00
HR23-390	463120	6179391	969	205	-62	354.00
HR23-391	463133	6179500	925	218	-61	439.00
HR23-392	462794	6179271	1116	116	-45	354.00
HR23-389	463590	6179193	825	228	-46	603.00
HR23-394	463590	6179193	825	228	-53	654.00
HR23-399	463590	6179193	825	232	-48	621.00
HR23-410	463560	6179124	834	220	-50	600.00
HR23-417exp	463182	6178630	1070	240	-50	283.00
HR23-420exp	463482	6178246	1014	240	-50	279.00
HR23-421exp	463295	6177829	1200	282	-46	222.00
HR23-422exp	463305	6177143	1117	166	-46	261.00
HR23-423exp	463713	6176389	1038	315	-50	255.00
HR23-424exp	463318	6178059	1169	230	-46	327.00

Dolly Varden Exploration Drilling

Result for twelve drill holes competed at the end of the 2023 season on the Dolly Varden property come from three main areas: Red Point, North Star and Wolf (Figure 6).

Red Point Drilling

Three holes were drilled in the Red Point area, located at the southern end of the western gold belt, approximately 10 kilometers southeast along the trend from the Homestake Ridge deposits. Styles of mineralization encountered including varying degrees of quartz and quartz-carbonate veining in a QSP alteration halo, similar to what is seen at the Homestake Ridge deposits. Highlights from the 2023 exploration drilling include:

  HR23-360:  1.92 g/t Au over 13.10 meters including 7.25 g/t Au and 1.12% Cu over 2.30 meters near surface all within a broad mineralized halo grading 0.44 g/t Au over 120.62 meters.

North Star Drilling

Two drill holes intersected the stratabound mineralization of the North Star deposit, part of the Torbrit Horizon, approximately 50 meters down dip from historic underground drilling in the 1960s. The surface drill holes collars were moved further back to intercept the horizon at a better angle and test for continuity. The North Star deposit has higher lead (Pb) and zinc (Zn) values than the Torbrit deposit located across the Kitsault Valley. The Current Mineral Resource Estimate for North Star does not include any credits for the significant base metals in the mineralized horizon.

Highlights from North Star Area include:

  HR23-358:  west step out, entire horizon: 199 g/t Ag with 1.28% Pb and 1.21% Zn (292 g/t AgEq) over 18.10 meters including 1,510 g/t Ag, 1.23% Pb and 5.34% Zn (1,755 g/t AgEq) over 0.58 meters and 753 g/t Ag, 0.51 g/t Au, 15.20% Pb and 4.32% Zn (1,430 g/t AgEq) over 1.00 meters.

The North Star deposit (along the Torbrit Horizon) remains open to the west down dip along the Torbrit Horizon for follow up in the 2024 drill program.

Wolf Drilling

The five drill holes reported in this release for Wolf were part of an end of season follow up to test below the plunge of the wide, higher-grade zone. The Wolf structure was intersected with low silver grades and increased lead and zinc values, typical of below and outside of the plunge of high-grade silver zone (Figure 8).

Figure 6.      Drill hole location map for Dolly Varden Property holes reported in this release.

Figure 7.    Wolf Long Section with 2023 drill holes in this release highlighted in white. The 2023 results shown from step-outs along the wide, high-grade plunge are from previous releases (Sept 11th and Nov 06th, 2023).

Table 5.    Completed Drill Hole Assays from the Dolly Varden Property Exploration Drilling in this release.

Hole ID	From (m)	To (m)	Length (m)**	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)
DV23-353 North Star	251.05	254.50	3.45	138	0.07	3.50	7.69	543
including	252.50	254.50	2.00	211	0.10	5.74	9.82	769
and	266.45	267.10	0.65	426	0.39	0.59	0.24	485
and	291.50	292.50	1.00	219	0.47	0.05	1.29	308
DV23-358 North Star	278.96	280.80	1.84	52	0.03	0.80	11.10	500
and	293.32	311.42	18.10	199	0.08	1.28	1.21	292
including	293.32	300.75	7.43	345	5.92	2.75	1.6	491
including	293.32	293.90	0.58	1510	0.06	1.23	5.34	1755
including	296.00	297.00	1.00	753	0.51	15.20	4.32	1430
DV23-360 Red Point	1.85	122.47	120.62	3	0.44	0.02	0.05	42
including	34.90	48.00	13.10	6	1.92	0.03	0.08	169
including	44.00	46.30	2.30	15	7.25	0.03	0.07	619
DV23-363 Red Point	29.00	109.00	80.00	NSV	0.38
including	51.00	54.10	3.10	12	3.45			298
DV23-384 Red Point	724.20	783.00	58.80	1	0.28	0.01	0.03	26
including	737.50	761.81	24.31	1	0.45	0.00	0.02	39
DV23-377 Surprise	NSV
DV23-378 Surprise	NSV
DV23-380 Wolf	575.60	584.28	8.68	2	NSV	0.12	0.55	26
DV23-381 Wolf	593.13	594.10	0.97	115	0.03	1.60	1.73	233
and	669.20	670.20	1.00	184	0.04	0.52	2.44	295
and	671.92	673.90	1.98	215	0.01	0.23	3.17	343
and	675.40	676.40	1.00	138	0.03	15.04	3.12	725
DV23-382 Wolf	549.83	570.70	20.87	39	0.18	1.25	0.70	119
including	551.00	552.30	1.30	250	0.28	15.38	3.80	895
DV23-383 Wolf	274.00	276.72	2.72	6	0.03	0.06	1.14	53
DV23-385 Wolf	369.02	384.62	15.60	21	0.05	0.77	0.61	72
including	372.10	372.92	0.82	131	0.28	0.34	0.55	185

*AgEq is calculated using $US20/oz Ag, $US0.90/lb Pb and $US1.10/lb Zn

**Estimated true widths vary depending on intersection angles and range from 70% to 95% of core lengths

Table 6. Drill Hole Collar Locations for 2023 Dolly Varden Property drill holes in this release.

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV23-353 North Star	467575	6171329	533	115	-60	431.00
DV23-358 North Star	467575	6171329	533	155	-58	413.00
DV23-360 Red Point	467026	6172064	618	205	-50	384.00
DV23-363 Red Point	466782	6172288	707	220	-63	378.00
DV23-384 Red Point	466500	6171968	759	260	-60	912.00
DV23-377 Surprise	466815	6173693	446	232	-46	300.00
DV23-378 Surprise	466815	6173693	446	340	-60	618.00
DV23-380 Wolf	467013	6173643	383	140	-71	803.00
DV23-381 Wolf	467013	6173643	383	140	-74	824.00
DV23-382 Wolf	467013	6173643	383	142	-65	648.00
DV23-383 Wolf	467265	6172994	372	305	-55	762.00
DV23-385 Wolf	467127	6173757	364	138	-57	498.00

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Gold is determined by Fire Assay on a 30g split with and AA finish and over limits determined by Fire Assay with a gravimetric finish. Metallic screen fire assay analysis on 1kg sample +106umis carried out when determined to be necessary on higher grade samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") and management information circular dated January 21, 2022 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com;